AMENDED AND RESTATED EXPENSE REIMBURSEMENT AGREEMENT

This Amended and Restated Expense Reimbursement Agreement, dated as of the 8th day of March, 2007 (the "Agreement"), is made and entered into by and between Fidelity Rutland Square Trust, a Delaware statutory trust which may issue one or more series of shares of beneficial interest (the "Trust"), on behalf of PAS International Fund of Funds (the "Fund"), and Strategic Advisers, Inc. (the "Manager").

WHEREAS, the Trust, on behalf of the Fund, and the Manager have entered into a Management Contract pursuant to which the Manager pays all expenses of the Fund except taxes, the fees and expense of all Trustees of the Fund who are not "interested persons" of the Fund or of the adviser, as that term is defined in the Investment Company Act of 1940 (the "1940 Act"), brokerage fees and commissions, redemption fees and other shareholder charges associated with investments in other mutual funds, interest expenses with respect to borrowings by the Fund and non-recurring and extraordinary expenses of the Fund (collectively, the "Other Expenses"); and

WHEREAS, the Manager wishes to reimburse the Fund for certain Other Expenses.

NOW THEREFORE, the parties hereto agree as follows:

1. EXPENSE REIMBURSEMENT. Until this Agreement shall be amended or terminates pursuant to Section 3 or Section 5 hereof, the Manager agrees to reimburse the Fund for fees and expenses of the non-interested Trustees of the Trust.

2. EXCLUDED EXPENSES. The Manager shall not reimburse the Fund for, and the Fund shall continue to be responsible for the payment of, taxes, brokerage fees and commissions, redemption fees and other shareholder charges associated with investments in other mutual funds, interest expenses with respect to borrowings by the Fund and non-recurring and extraordinary expenses of the Fund.

3. AMENDMENTS. This Agreement may not be amended to increase the fees or expenses payable by the Fund except by a vote of a majority of the board of trustees of the Trust and by a vote of a majority of the outstanding voting securities of the Fund.

4. INTERPRETATION. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust's Declaration of Trust or Bylaws, each as in effect from time to time, or any applicable statutory or regulatory requirement, including without limitation any requirements under the 1940 Act, to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of its responsibility for or control of the conduct of the affairs of the Trust or the Fund.

5. TERMINATION. This Agreement shall terminate upon the earlier of (a) the termination of the Management Agreement between the Fund and the Manager or (b) March 31, 2010, except as otherwise agreed between the parties in writing.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the date first above written.

Fidelity Rutland Square Trust

on behalf of PAS International Fund of Funds

By: /s/ Mark Osterheld

Mark Osterheld

President and Treasurer

Strategic Advisers, Inc.

By: /s/ J. Gregory Wass

J. Gregory Wass

Assistant Treasurer